UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WPX ENERGY, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98212B103

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Douglas E. McWilliams

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98212B103

1	Name of Reporting Person Felix Investments Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 152,910,532
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 152,910,532

11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,910,532
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.3% (1)
14	Type of Reporting Person OO (Limited Liability Company)

(1)	Based on 561,019,806 shares of common stock, $0.01 par value per share (“Common Stock”), of WPX Energy, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of September 23, 2020.

CUSIP NO. 98212B103

1	Name of Reporting Person Felix Energy Investments II, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 152,910,532 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 152,910,532 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,910,532 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.3% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 152,910,532 shares of Common Stock owned by Felix Investments Holdings II, LLC, a Delaware limited liability company (“Felix Investments”). Felix Energy Investments II, LLC, a Delaware limited liability company (“Felix Energy”), is the direct and indirect sole owner of Felix Investments, and pursuant to the limited liability company agreement of Felix Investments (the “Felix Investments LLC Agreement”), the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Felix Energy disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or any other purpose.

(2)	Based on 561,019,806 shares of Common Stock issued and outstanding as of September 23, 2020.

CUSIP NO. 98212B103

1	Name of Reporting Person EnCap Energy Capital Fund X, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 152,910,532 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 152,910,532 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,910,532 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.3% (2)
14	Type of Reporting Person PN

(1)

Includes 152,910,532 shares of Common Stock owned by Felix Investments. EnCap Energy Capital Fund X, L.P. (“EnCap Fund X”) is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments, and pursuant to the Felix Investments LLC Agreement, the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Fund X has the sole power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Felix Investments. EnCap Fund X disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act, or any other purpose.

(2)	Based on 561,019,806 shares of Common Stock issued and outstanding as of September 23, 2020.

CUSIP NO. 98212B103

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 152,910,532 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 152,910,532 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,910,532 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.3% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), a Delaware limited liability company, which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”), which is the sole general partner of EnCap Equity Fund X GP, L.P. (“EnCap Fund X GP”), which is the sole general partner of EnCap Fund X. EnCap Fund X is a member of Felix Energy that holds the right to appoint two of the three representatives to the board of managers of Felix Energy. Felix Energy is the direct and indirect sole owner of Felix Investments, and pursuant to the Felix Investments LLC Agreement, the members of the Felix Investments board of managers are required to be comprised of the same individuals as the Felix Energy board of managers. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy may be deemed to beneficially own the Common Stock owned by Felix Investments. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund X GP, EnCap Fund X and Felix Energy disclaim beneficial ownership of the Common Stock owned by Felix Investments except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act, or any other purpose.

(2)	Based on 561,019,806 shares of Common Stock issued and outstanding as of September 23, 2020.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Felix Investments Holdings II, LLC (“Felix Investments”), Felix Energy Investments II, LLC (“Felix Energy”) and EnCap Partners GP, LLC, each a Delaware limited liability company (“EnCap Partners GP”), and EnCap Energy Capital Fund X, L.P., a Texas limited partnership (“EnCap Fund X” and, together with EnCap Partners GP, Felix Energy and Felix Investments, the “Specified Stockholders”). This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein and relates to the beneficial ownership of the shares of common stock, $0.01 par value per share (the “Common Stock”), of WPX Energy, Inc., a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended to include the following after the final paragraph:

On July 9, 2020, an additional 1,380,895 shares of Common Stock were issued to Felix Investments pursuant to certain adjustment features set forth in the Purchase Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

Devon Merger; Support Agreement

On September 26, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Devon Energy Corporation, a Delaware corporation (“Devon”), and East Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Devon (“Merger Sub”), to effect a “merger-of-equals.” The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Devon. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.5165 fully paid and nonassessable shares of common stock, $0.10 par value, of Devon.

On September 26, 2020, concurrently with the execution and delivery of the Merger Agreement, the Specified Stockholders entered into a voting and support agreement (the “Support Agreement”) with Devon to vote all shares of Common Stock beneficially owned by the Specified Stockholders (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative business combination proposal with respect to the Issuer and (iii) against any amendment to the Issuer’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or the Merger Agreement or change the voting rights of any outstanding shares of Common Stock. The Support Agreement shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) as to a Specified Stockholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Specified Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Issuer pursuant to the terms of the Merger Agreement as in effect on the date of the Support Agreement or (z) otherwise materially adversely affects the interests of such Specified Stockholder; (d) the mutual written consent of the parties to the Support Agreement; and (e) March 26, 2021.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the actual Support Agreement, a copy of which is filed as Exhibit 6 to this Amendment and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of March 13, 2020 (filed as Exhibit 1 to the Original Schedule 13D filed with the SEC on March 16, 2020 and incorporated herein in its entirety by reference).

2	Securities Purchase Agreement, dated as of December 15, 2019, by and among Felix Investments Holdings II, LLC and WPX Energy Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2019 and incorporated herein in its entirety by reference).

3	Escrow Agreement, dated as of March 6, 2020, by and among Felix Investments Holdings II, LLC, WPX Energy, Inc. and Citibank, N.A. (filed as Exhibit 3 to the Original Schedule 13D filed with the SEC on March 16, 2020 and incorporated herein in its entirety by reference).

4	Registration Rights Agreement, dated as of March 6, 2020, by and among Felix Investments Holdings II, LLC, WPX Energy, Inc. and the other parties thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2020 and incorporated herein in its entirety by reference).

5	Stockholders’ Agreement, dated as of March 6, 2020, by and among Felix Investments Holdings II, LLC, EnCap Energy Capital Fund X, L.P., WPX Energy, Inc. and the other parties thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2020 and incorporated herein in its entirety by reference).

6	Support Agreement, dated as of September 26, 2020, by and among Devon Energy Corporation, Felix Investments Holdings II, LLC and the other parties thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2020 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2020

Felix Investments Holdings II, LLC

By:	/s/ Skye A. Callantine
Name:	Skye A. Callantine
Title:	President and Chief Executive Officer

Felix Energy Investments II, LLC

By:	/s/ Skye A. Callantine
Name:	Skye A. Callantine
Title:	President and Chief Executive Officer

EnCap Energy Capital Fund X, L.P.

By:	EnCap Equity Fund X GP, L.P.,
its General Partner

By:	EnCap Investments L.P.,
its General Partner

By:	EnCap Investments GP, L.L.C.,
its General Partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director